

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 29, 2009

<u>By U.S. Mail and facsimile</u>

Mr. Yongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
Gaoxin 2nd Road
Xi'an, People's Republic of China 710075

  Re: SkyPeople Fruit Juice, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed December 5, 2008
    File No. 333-149896
    Form 10-Q filed November 14, 2008
    Supplemental response received January 14, 2009
    File No. 000-32249

Dear Mr. Xue:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed November 14, 2008

1.   We note your response to our prior comment 7 and your proposed revised language, which you have furnished as Exhibit B to your response letter. In the penultimate sentence of the third paragraph, your conclusion regarding disclosure controls and procedures does not address the full definition as set forth in Rule 13a-15(e). Please either delete the language beginning with "in alerting them in a timely manner …" or provide the full definition of disclosure controls and procedures when discussing the conclusion as to effectiveness.

2.   We note your response to our prior comment 10. It is not appropriate to state that "other than" certain specified items, "there was no" material change in internal control. Instead, either state that "there was no" material change in internal control (without qualification), or state that "there was" a material change or "there were" material changes in internal control, and specify what the change was, or the changes were, as the case may be.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. White
      B. Carroll
      N. Gholson
      Jay Weil, Esq. (by facsimile 212-688-7273)